Exhibit 3.1

FIRST AMENDMENT

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

GULFPORT ENERGY CORPORATION

(Adopted by the Board of Directors effective as of May 29, 2020)

This First Amendment to the Second Amended and Restated Bylaws (the “Bylaws”) of Gulfport Energy Corporation, a Delaware corporation (the “Company”), hereby amends the Bylaws in the following respects:

1.	Section 9.15 of the Bylaws is hereby amended and restated in its entirety as follows:

Section 9.15 Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Whole Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

2.	Except as specifically amended above, the Bylaws shall remain in full force and effect.